EXHIBIT 99.41

News Release, regarding enrollment into Phase III trials for AMD3100, as new stem cell transplant drug candidate, announced January 25, 2005

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES PATIENT ENROLLMENT INTO PIVOTAL PHASE III TRIALS FOR NEW STEM CELL TRANSPLANT DRUG CANDIDATE

For Immediate Release:

January 25, 2005

Vancouver, British Columbia – AnorMED Inc. (TSX:AOM) announced today the start of patient enrollment into its Phase III clinical program for AMD3100, a stem cell mobilizer and potential new agent in stem cell transplantation for cancer patients. The two Phase III trials will evaluate AMD3100 in a standard stem cell mobilization regimen in non-Hodgkin’s lymphoma (NHL) and multiple myeloma (MM) patients undergoing stem cell transplantation.

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat hematologic cancers, such as NHL and MM. The strongest predictor of success in transplantation, measured by the rapid and durable restoration of a patient’s immune system, is the number of stem cells available for transplantation. Clinical data to date in these cancer patients shows AMD3100 has the potential to increase the number of stem cells available for transplantation.

“We believe AMD3100 has great potential to help cancer patients undergoing stem cell transplantation and are pleased to see that enrollment of patients has started so quickly following our Special Protocol Assessment agreement with the U.S. FDA on the design and objectives of the two pivotal trials,” said Dr. Gary Calandra, Vice President Clinical Development, AnorMED Inc.  “We are also excited that so many key clinical investigators and transplant centers in North America and Europe are participating in our clinical development program for AMD3100.”

On December 2, 2004 AnorMED reached an agreement, by a Special Protocol Assessment (SPA), with the FDA on the Phase III clinical trial design and endpoints. An SPA is a binding agreement between the FDA and the sponsor of a clinical trial stating that the study design meets the scientific and regulatory requirements of the FDA to support a New Drug Application (NDA).

The two Phase III trials will enroll 600 patients. One study will enroll 300 NHL patients and the other study will enroll 300 MM patients. Both studies are randomized, double-blind, comparative, placebo-controlled trials of AMD3100 plus G-CSF versus placebo plus G-CSF. The studies will be conducted at multiple centers in the United States.

Both studies are designed to evaluate the ability of AMD3100 in combination with G-CSF, to provide a rapid increase in the number of peripheral blood stem cells capable of engraftment, to increase the proportion of patients reaching a peripheral blood stem cell target, and to reduce the number of apheresis sessions required for patients to collect a target number of peripheral blood stem cells.  The primary endpoint in the NHL study is a stem cell collection target of greater than or equal to 5 million CD34+ cells/kg of patient body weight in four or less days of apheresis. The primary endpoint in the MM study is a stem cell collection target of greater than or equal to 6 million CD34+ cells/kg patient body weight in two or less days of apheresis.

The study endpoints and statistical analysis for the Phase III program are based on results from AnorMED’s phase II program on AMD3100 as well as historical data from standard stem cell mobilization regimens using G-CSF alone.  Based on this data, each Phase III study is powered to show a minimum of a 20 percentage point difference between the study arms. The Company hopes to complete patient enrollment and three month follow up in 2006. Additional guidance regarding the timing for filing a New Drug Application will be provided in 2005.

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AnorMED Starts Phase III Patient Recruitment 2005-01-25

AMD3100 is a novel drug candidate, developed by AnorMED, that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating (peripheral) blood. Data from over 250 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

Approximately 50% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using G-CSF. Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization.  These patients may require additional mobilization and cell collection sessions to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization. AMD3100, in combination with G-CSF, has shown potential to help more patients have successful transplants.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information: Kim Nelson, Ph.D. Manager, Investor Relations Office: 604-532-4654 E-mail: knelson@anormed.com	Elisabeth Whiting, M.Sc. Vice-President, Corporate Development & Communications Office: 604-532-4667 E-mail: ewhiting@anormed.com

Notes to Editors and Reporters:

Background on Stem Cell Transplant

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor such as Filgrastim (G-CSF -granulocyte colony stimulating factor) which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Background on AMD3100

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.